SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                              For December 31, 1998

                         INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)


Mason-Dixon Bancshares, Inc.
(Name of Issuer)


Common Stock
(Title of class of securities)


575207105
(Cusip Number)


December 31, 1998
(Date of Event Which Required Filing of this Statement)


Note:    Until 1992, reports were filed with the Federal Deposit
         Insurance Corporation under the name of Carroll County
         Bank and Trust Company:  Cusip No. 144717105


Check the appropriate box to designate the Rule pursuant to which this Schedule is filed

|x| Rule 13d-1 (b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)
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CUSIP No.   575207105              13G                Page       of       Pages
                                                           -----    -----


================================================================================
1  Names of Reporting Person
   IRS Identification No. of above persons (Entities Only)


   Carroll County Bank and Trust Company, Trading as Mason-Dixon Trust Company
        52-0399570



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2  Check the appropriate box if a Member of a Group*

                                                                       (a) |_|

                                                                       (b) |_|

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3  SEC Use Only




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4  Citizenship or Place of Organization

   A Maryland Corporation


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                  5  Sole Voting Power
 Number of                   128,595
  Shares
Beneficially
  Owned by
   Each
Reporting
Person With
                  --------------------------------------------------------------
                  6  Shared Voting Power
                             247,647
                  --------------------------------------------------------------
                  7  Sole Dispositive Power
                             115,381
                  --------------------------------------------------------------
                  8  Shared Dispositive Power
                             208,750
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9  Aggregate Amount Beneficially Owned by Each Reporting Person

           377,706

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10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*


--------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row 9

           7.44%

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12 Type of Reporting Person*

   Bank as defined in Section 3(a)(6)

================================================================================





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                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) - Name of Issuer:

Mason-Dixon Bancshares, Inc.

Item 1(b) - Address of Issuer's Principal Executive Offices:

45 West Main Street, Westminster, Maryland 21157

Item 2(a) - Name of Person Filing:

Carroll County Bank and Trust Company
By William J. Gering, Senior Vice President, Trust Division

Item 2(b) - Address of Principal Business Office, or if None,
Residence:

45 West Main Street, Westminster, Maryland 21157

Item 2(c) - Citizenship:

United States

Item 2(d) - Title of Class of Securities:

Common

Item 2(e) - CUSIP Number:

575207105

Item 3 - If this Statement is Filed Pursuant to Rule 13d-1(b),  or 13(d)-2(b) or
(c), Check Whether the Person Filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act
(b) [x] Bank as defined in Section  3(a)(6) of the Exchange Act
(c) [ ] Insurance  company as defined in Section 3(a)(19) of the Exchange Act
(d) [ ] Investment  company registered under Section 8 of the Investment
        Company Act
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1
        (b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4 - Ownership

(a)  Amount Beneficially Owned:

     377,706



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(b)  Percent of Class:

     7.44%

(c)  Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote ...128,595
      (ii) shared power to vote or to direct the vote..247,647
     (iii) sole power to dispose or to direct the
           disposition of .............................115,381
      (iv) shared power to dispose or to direct the
           disposition of .............................208,750

Item 5 - Ownership of Five Percent or Less of a Class.  N/A

Item 6 - Ownership of More Than Five Percent on Behalf of Another
         Person.   N/A

Item 7 - Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.    N/A

Item 8 - Identification and Classification of Members of the
         Group.    N/A

Item 9 - Notice of Dissolution of Group.   N/A

Item 10 - Certifications

         The following certification shall be included if the statement is filed under Rule 13d-1(b).

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  1/25/99

/s/ William J. Gering                                             Signature

William J. Gering, Senior Vice President, Trust Division, Carroll
Name/Title                                                Bank and Trust Company


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                       SCHEDULE OF MASON-DIXON BANCSHARES
                    CAPITAL STOCK, HELD IN TRUST DEPARTMENT*
                             AS OF DECEMBER 31, 1998
                          CARROLL COUNTY BANK, TRUSTEE
                             FEDERAL ID# 52-0399570
 No. of
 Shares        Account                                        Federal ID#

 135900        Mason-Dixon Bancshares Employee                52-6078407
               Savings & Investment Plan

  42525        Mason-Dixon Bancshares Rabbi Trust             52-6720085

   2658        T/U/W Doris H. Wood Adams                      52-6485743

    800        CT/U/W Elsie Bankert                           52-6291295

  15754        CT/U/W Bankert-Res.                            52-6260835

  16902        Estate of Louise K. Bankert                    52-6859267

   1965        IRA Ruth Bollinger                             52-1845639

    300        IRA Richard Bollinger                          52-1845638

   2800        CT/U/W J.R. Brown-Sh Groft                     52-6522355

   2200        CT/U/W M. Brown Sh Kuhn                        52-6522356

   1300        CT/U/W J.R. Brown-Res.                         52-6257635

   1500        TR/U/A V and C Crouch                          52-6316951

   2100        TR/U/W Davis C2                                52-6109572

    100        CUSTODIAN G. Walther Ewalt                     ###-##-####

   1183        AGENT H.G. & A.E. Garrett                      ###-##-####

   2000        TR/U/A F.A. Goodfellow                         52-6716812

    165        IRA Mary J. Graf                               52-1901754

   5000        TR/U/A Gertrude Hahn                           52-6220066

   3177        AGENT Grace Lutheran Church                    52-0703289

   4500        TR/U/W J. Hahn Jr.,- Res.                      52-6230739

    500        K. Ray Hollinger Charitable Trust              ###-##-####

 No. of
 Shares        Account                                        Federal ID#

    100        TR/U/W Jenkins-KDJ                             52-6389600

    200        TR/U/W Jenkins-JRJ                             52-6389601

    900        TR/U/W Jenkins-JJ                              52-6389602

    830        AGENT Emily Johnston                           ###-##-####

    306        AGENT Dora P. Kerr                             ###-##-####

   3362        AGENT John T. Kerr                             ###-##-####

   1400        CT/U/W Porterfield-Marit.                      52-6258485

   2200        CT/U/W Porterfield-Res.                        52-6258483

   1863        TR/U/A Thelma M. Primm                         52-6333442

    183        IRA H. Rappoldt                                52-6698853

    660        CT/U/W G.D. Resh-Marit.                        52-6068815

    831        CT/U/W G.D. Resh-Res.                          52-6089719

   4404        CT/U/W Schaeffer A                             52-6176929

   4404        CT/U/W Schaeffer B                             52-6176900

    600        IRA George Spittel                             52-1717732

   3628        AGENT for Trustees U/W F. Teeter               52-6776629

   1152        AGENT Temp Houngs                              ###-##-####

  12834        CT/U/W A. Wampler Res.                         52-6513860

   8010        CT/U/W A. Wampler Mar Sh A                     52-6513857

   6879        CT/U/W A. Wampler Mar Sh B                     52-6513859

  37506        TR/U/A Clifton W. Warner                       52-6218876

   9805        TR/U/W Bertha R. Wentz                         52-6183423

  10455        TR/U/W Leroy D. Wentz                          52-6142184

   4745        CT/U/A Yingling/Betty                          52-6804697

 No. of
 Shares        Account                                        Federal ID#

   4744        CT/U/A Yingling/Dennis                         52-6804695

   3500        TR/U/W Yingling/Haines                         52-6114682

   1364        IRA S. B. Yingling                             52-1918650

   3500        TR/U/W Yingling/Thomas                         52-6114681

   3936        TR/U/W Austin Zepp                             52-6637911

     76        AGENT Westminster Fire Co.                     52-0527635

377,706       TOTALS


*Registered in the name of CEDE & Co., ID #13-2555119



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